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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 Amendment No. 1

                    Under the Securities Exchange Act of 1934



                             GENCOR INDUSTRIES, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    368678108
                                 (CUSIP Number)

                                DECEMBER 31, 2002
 -------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

           /X/ Rule 13d-1(b)

           / / Rule 13d-1(c)

           / / Rule 13d-1(d)

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  1. Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

     Harvey I. Houtkin
-------------------------------------------------------------------------------
  2. Check the Appropriate Box if a Member of a Group

                                                                       (a)  / /
                                                                       (b)  / /
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  3. SEC Use Only


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  4. Citizenship or Place of Organization

     United States
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Number of Shares           5. Sole Voting Power
Beneficially Owned by
Each Reporting Person            672,654
With:                      ----------------------------------------------------
                           6. Shared Voting Power

                                 132,063
                           ----------------------------------------------------
                           7. Sole Dispositive Power

                                 672,654
                           ----------------------------------------------------
                           8. Shared Dispositive Power

                                 132,063
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 9. Aggregate Amount Beneficially Owned by Each Reporting Person

    804,717
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10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)                                                     /X/


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11. Percent of Class Represented by Amount in Row (11)

    11.7%
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12. Type of Reporting Person.

    IN
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Item 1.
           1.        Name of Issuer
                               Gencor Industries, Inc.
           2.        Address of Issuer's Principal Executive Offices
                               5201 North Orange Blossom
                               Orlando, FL 32810

Item 2.
           (a)       Name of Person Filing.  Harvey Houtkin
           (b) Address of Principal Business Office or if none, Residence. 160 Summit Avenue, Montvale, NJ 07645
           (c)       Citizenship.  United States
           (d)       Title of Class of Securities.             Common Stock
           (e)       CUSIP Number.                             368678108

Item 3.              If this statement is filed pursuant to
                     ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

           (a) Broker of dealer registered under Section 15 of the Act (15 U.S.C.78o)
           (b)   Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)
           (c)   Insurance company as defined in section 3(a)(19) of the Act
                 (15 U.S.C. 80a-8)
           (d) Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8
           (e)   An investment adviser in accordance with ss.240.13d-1(b)
                 (1)(ii)(F)
           (f) An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F)
           (g) A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G)
           (h) A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.X. 1813)
           (i) A Church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)
           (j)   Group, in accordance withss.240.13d-1(b)(1)(ii)(J)

Item 4.  Ownership

           Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

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           (a)       Amount beneficially owned 804,717 (excludes 466,958 shares
                     (6.8%) owned by Mr. Houtkin's wife Sherry Houtkin, and 45,237 shares (0.7%) owned by Mr. Houtkin's adult son Stuart Houtkin, as to all of which Mr. Houtkin disclaims beneficial ownership).
           (b)       Percent of class                   11.7%
           (c)       Number of shares as to which the person has:
                     (a)    Sole power to vote or to direct the vote  672,654
                     (b)    Shared power to vote or to direct the vote 132,063
                     (c) Sole power to dispose or to direct the disposition of 672,654
                     (d) Shared power to dispose or to direct the disposition of 132,063

Item 5.  Ownership of Five Percent or Less of a Class

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ___

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

           If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

           If a parent holding company has filed this schedule pursuant to ss.240.13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13(d)-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Item 8.  Identification and Classification of Members of the Group

           If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Item 9.  Notice of Dissolution of Group


           Notice of dissolution of a group may be furnished as an exhibit stating the date of

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the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Item 10.  Certification

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                MAY 29, 2003
                                        --------------------------
                                                    Date

                                              S/HARVEY HOUTKIN
                                        -------------------------------
                                                  Signature